06011529

82-03138

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Northern Trust London	8,833,340
State Str Bk and Tr Co Lndon	7,729,890
JP Morgan Bournemouth	4,425,700
HSBC Bank plc	2,665,230
Bank of New York Brussels	2,325,750
Mellon Bank	1,998,600
Bankers Trust London	870,600
Midland Securities Services	386,400
Chase Manhttn Bk AG Frankfrt	314,100
Clydesdale Bank plc	204,300
JP Morgan Chase Bank	166,400
Societe Generale	154,300
Dexia Privatbank	35,500
Chase Manhattan London	33,000
State Street Bank and Tr Co	16,035,466
Brown Brothers Harriman and Co	7,665,200
Northern Trust Co	4,884,663
Mellon Bank N.A.	4,094,186
JP Morgan Chase Bank	2,954,000
Bank of New York	1,475,900
CIBC Mellon Trust	1,007,657
Royal Trust - Toronto	132,945
JP Morgan Chase Bank	56,999,304
State Street Bank and Tr Co	11,076,280
Northern Trust Co	3,346,369
Brown Bros Harriman & Co	951,810
Northern Trust London	421,300
Mellon Bank N.A	145,296

dw 3/9

Mellon Bank N.A	99,100
JP Morgan Bournemouth	15,101,559
Bermuda Trust Far East HK	976,580
Brown Bros Harrimn Ltd Lux	14,556,120
JP Morgan Bournemouth	7,643,297
Chase Manhatn Bk AG Frankfrt	1,404,100
Northern Trust London	1,231,030
HSBC Bank plc	918,100
State Str Bk and Tr Co Lndn	828,906
BNP Paribas, Paris	631,850
Bank of New York Brussels	625,000
JP Morgan, Bournemouth	614,400
State Street Bank Australia	533,700
National Astl Bk Melbourne	344,900
Brown Brothers Harriman and Co	328,400
Northern Trust Co	242,300
BNP Paribas, Paris	189,700
Morgan Stanley London	118,240
Ing Luxembourg	111,172
Master Trust Bank of Japan	747,200
Brown Brothers Harriman and Co	172,130
Nomura Trust and Banking	165,100
Trust & Cust Svcs Bk Ltd, Toko	119,340
Bank of New York Europe Ldn	5,100,000
CDC Finance	459,900
State Street Bank and Tr Co	618,800
State Street Hong Kong	49,100

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 24 February 2006

11. Date company informed

24 February 2006

12. Total holding following this notification

222,261,510 shares

13. Total percentage holding of issued class following this notification

6.92%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

27 February 2006